

March 8, 2012

<u>Via E-mail:</u>
Mr. David Frear
Chief Financial Officer
Sirius XM Radio Inc.
1221 Avenue of the Americas, 36th Floor
New York, New York 10020

> **Re:** **Sirius XM Radio Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 9, 2012**
> **Form 8-K**
> **Filed February 9, 2012**
> **File No. 1-34295**

Dear Mr. Frear:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2011</u>

<u>Item 3. Legal Proceedings, page 20</u>

1. Based on action commenced against you by One Twelve Inc., Howard Stern's production company and Don Buchwald, Stern's agent in the Supreme Court of the State of New York, subscribers to the XM Satellite Radio service should have been counted as "Sirius subscribers," following the Sirius/ XM Merger for purposes of provisions entitling One Twelve and Buchwald to compensation in the event that the number of "Sirius subscribers" exceeded the projected growth amounts of Sirius subscribers by certain magnitudes as specified in each year of a referenced 2004 Agreement. Tell us how the 2004 agreement unambiguously defines "Sirius subscribers" as the term is used

therein. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Please include your proposed disclosures in your response.

Future Liquidity and Capital Resource Requirements, page 42

2. Per your disclosure, based upon your current plans, you believe that you have sufficient cash and cash equivalents and marketable securities to cover your estimated funding needs. Please expand your disclosure to separately address your estimated short-term and long-term funding needs in light of known demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, your liquidity (short-term and long-term) increasing or decreasing in any material way. In this regard, we note your significant contractual cash commitments for the years 2013-2015 as set forth on page F-38. Refer to Item 303(a)(1) of Regulation S-K and the Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management's Discussion and Analysis at http://www.sec.gov/rules/interp/2010/33-9144fr.pdf

Adjusted EBITDA, page 45

Adjusted Revenues and Operating Expenses, page 47

3. It appears that the above-captioned non-GAAP measures reflect the elimination of recurring favorable purchase price accounting adjustments for the "Merger" which was consummated in 2008. Please disclose the executory contracts to which they relate, the remaining periods over which you expect to recognize the unamortized deferred credits, and the related amounts. Additionally, please provide a brief commentary on how the expiration of such credits will impact your GAAP results. In this regard, we note your correspondence dated July 15, 2010.

Free Cash Flow, page 51

4. Please include the three categories of the Statements of Cash Flows in connection with your presentation of Free Cash Flow, a non-GAAP liquidity measure. Refer to Question 102.06 of the CD&I ("CD&I") at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

(11) Related Party Transactions, page F-21

General Motors and American Honda, page F-25

5. Tell us how you gave effect to the following arrangements and/or transactions in your
    financial statements now that General Motors and American Honda are no longer related
    parties:

    - Provision of bandwidth to OnStar LLC for audio and data transmissisons to
      owners of enabled GM vehicles, regardless of whether the owner is a subscriber
    - Grant use of your studios for a certain amount of time on an annual basis
    - Provision of certain audio content for distribution on OnStar's services
    - Provision of bandwidth to American Honda, for as long as American Honda
      holds a certain amount of investment in your Company.

Form 8-K filed February 9, 2012

Exhibit 99.1

6. We believe that your earnings release gives undue prominence to the presentation and
    discussion of non-GAAP measures. For instance, we note your references to Adjusted
    EBITDA, Free Cash Flow and Adjusted EBITDA Guidance in the introduction of the
    earnings release without references to the corresponding comparable GAAP measures.
    In addition, we note that you give undue prominence to the presentation and discussion
    of the non-GAAP measures throughout the earnings release. Accordingly, we believe
    that you should revise future earnings releases to comply with the reporting requirements
    of Item 10(e) of Regulation S-K. Refer to Instruction 2 to Item 2-02 of Form 8-K in this
    regard.

    Please file all correspondence over EDGAR. We urge all persons who are responsible
for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes
the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules
require. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    - staff comments or changes to disclosure in response to staff comments do not foreclose
      the Commission from taking any action with respect to the filing; and

Mr. David Frear
Sirius XM Radio Inc.
March 8, 2012
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn T. Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director